2

Second Quarter Report
for the period ended June 30, 2003



Russel Metals Inc.

1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9
Tel: (905) 819-7777   Fax: (905) 819-7409   www.russelmetals.com   e-mail: info@russelmetals.com

RUSSEL METALS INC.
REPORT TO SHAREHOLDERS

SECOND QUARTER FINANCIAL RESULTS

Earnings per share of $0.08 and net earnings of $3.6 million were recorded in the quarter ended June 30, 2003 and were equivalent to the first quarter of 2003. The earnings for the quarter were below the strong results of $0.22 reported in the same period last year. For the six months ended June 30, 2003, earnings per share were $0.16 compared to $0.30 in 2002. As anticipated, increased steel production in North America from both new facilities and old facilities returning to service, have resulted in a dramatic decline in steel prices.

Revenues of $339.8 million were down 3.3% over the same period last year, primarily in the import/export segment reflecting increased domestic steel supply, the soft North American economy and the weaker U.S. dollar. Revenue decreases were recorded across all segments except energy, which despite a wet spring reflected the increased activity in the Oil Patch. For the six months ended June 30, 2003, revenue of $706.8 million was up 4.3% over the same period last year.

The total segment operating profits, before corporate expenses, of $12.8 million for the quarter were down significantly over the results of $21.2 million reported in the same period last year. Profit levels in all business segments reflect the struggling economy coupled with weak steel prices and were down as compared to the same period last year. For these reasons, the segment operating profits for the six months ended June 30, 2003 of $25.7 million were down 25.1% over the six months ended June 30, 2002.

The cash generated from operating activities was $24.6 million compared to $8.2 million in the same quarter last year due to lower business activity. This cash was generated through lower working capital levels. I am pleased to report that inventory levels were reduced by a further $9.6 million in the quarter for a total reduction of $48.8 million year to date. For the six months ended June 30, 2003, cash from operating activities of $26.7 million was generated when compared to $42.7 million generated in the first half of 2002.

Favourable exchange rates resulted in long-term debt declining to $186.7 million due to the strengthening of the Canadian dollar versus the U.S. dollar. The Company has US $115.6 million in long-term debt denominated in U.S. funds. At quarter end the Company had cash on hand of $17.9 million.

I am pleased to announce that the construction of our Stoney Creek flat rolled processing operation, which will house B&T Steel, began in earnest in the second quarter. To-date we have spent $5.8 million and the total expenditure is projected to be $29 million.

The Board of Directors declared a quarterly common share dividend in the amount of $0.07, payable as of September 15, 2003. The Managements' Discussion and Analysis contains a section outlining the formula used to derive the amount available to make restricted payments under our U.S. Note Indenture, which include common share dividends. The recent share issue as part of the Leroux acquisition increases the amount available to make restricted payments by $18.1 million to the existing $8.5 million accumulated to June 30, 2003.

ACQUISITION OF ACIER LEROUX INC.

On July 3, 2003, we successfully completed our offer to purchase Acier Leroux inc. Over 98% of the shares of Acier Leroux were tendered under the offer. In August 2003, we expect to have completed the process to obtain ownership of 100% of the shares of Acier Leroux. Management is formulating the detailed plans required to successfully merge our two operations and to capitalize on the Acier Leroux strength in Canada.

OUTLOOK

Currently, business conditions in Canada and the United States are at best, uncertain. We look forward to improvement in the energy sector but both our service center and import/export sectors are experiencing weak demand. With the increased capacity of steel mill products available in the United States, pricing has tumbled dramatically and unless supply becomes balanced with demand, there is no apparent recovery in sight.

Furthermore, with the strengthening of the Canadian dollar, our Canadian customers could become less competitive in that portion of their business that ships finished products to the U.S. This could put pressure on the Canadian economy and directly impacts us.

The task of integrating the Russel Metals and Acier Leroux operations is currently underway and it is anticipated that the rationalization will be substantially completed by early 2004.

E.M. Siegel, Jr.
President and Chief Executive Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

($000)	June 30, 2003	Dec. 31, 2002
ASSETS		
Current		
Cash	$ 17,872	$ 25,068
Accounts receivable	218,246	201,675
Inventories	265,949	329,415
Prepaid expenses and other assets	5,180	6,077
Income taxes recoverable	1,913	1,306
	509,160	563,541
Property, Plant and Equipment	111,194	110,512
Deferred Financing Charges	4,169	4,962
Goodwill	2,295	2,709
Future Income Tax Assets	9,679	10,698
Other Assets	2,234	3,172
	$ 638,731	$ 695,594
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ -	$ 21,141
Accounts payable and accrued liabilities	171,532	188,585
Current income taxes payable	1,942	2,487
	173,474	212,213
Long-Term Debt	186,673	212,602
Pensions and Benefits	9,902	9,590
Future Income Tax Liabilities	15,171	8,749
	385,220	443,154
Shareholders' Equity		
Preferred shares	30,000	30,000
Shareholders' equity	223,511	222,440
	253,511	252,440
	$ 638,731	$ 695,594

On Behalf of the Board,

(Signed) Carl R. Fiora   (Signed) Arni C. Thorsteinson
Director   Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

($000, except per share data and number of shares)	Quarters ended June 30, 2003	2002	Six months ended June 30, 2003	2002
Segment Revenues				
Service center distribution	$ 192,345	$ 194,098	$ 386,558	$ 372,610
Energy sector distribution	71,152	67,516	154,941	141,543
Steel import/export	72,598	85,046	160,267	157,122
Other	3,661	4,863	5,011	6,111
	$ 339,756	$ 351,523	$ 706,777	$ 677,386
Segment Operating Profits				
Service center distribution	$ 7,448	$ 9,450	$ 13,520	$ 15,418
Energy sector distribution	1,486	2,836	5,653	6,814
Steel import/export	2,483	6,443	6,133	10,344
Other	1,360	2,490	390	1,720
Corporate expenses	(2,176)	(2,199)	(4,486)	(4,252)
Earnings before the following	10,601	19,020	21,210	30,044
Foreign exchange gain	-	748	348	739
Interest expense	(4,871)	(4,939)	(9,975)	(10,070)
Earnings before income taxes	5,730	14,829	11,583	20,713
Provision for income taxes	(2,155)	(5,727)	(4,421)	(8,097)
Net earnings for the period	3,575	9,102	7,162	12,616
Retained earnings --				
Dividends on preferred shares	(562)	(562)	(1,125)	(1,125)
Earnings available to common shareholders	3,013	8,540	6,037	11,491
Dividends on common shares	(2,670)	(1,900)	(5,337)	(1,900)
Retained earnings, beginning of the period	106,215	88,289	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)
Retained earnings, end of the period	$ 106,558	$ 94,929	$ 106,558	$ 94,929
Basic earnings per common share	$ 0.08	$ 0.22	$ 0.16	$ 0.30
Diluted earnings per common share	$ 0.08	$ 0.21	$ 0.16	$ 0.29
Number of Shares				
Common shares				
Average for the period				
Basic	38,150,722	38,009,506	38,115,382	37,995,581
Diluted	41,431,322	39,975,006	40,818,482	39,706,081
End of the period	38,175,601	38,045,501	38,175,601	38,045,501
Class II preferred shares, Series C	1,200,000	1,200,000	1,200,000	1,200,000

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

($000)	Quarters ended June 30, 2003	2002	Six months ended June 30, 2003	2002
Operating activities				
Net earnings for the period	$ **3,575**	$ 9,102	$ **7,162**	$ 12,616
Depreciation and amortization	**3,585**	3,799	**7,201**	7,664
Future income taxes	**(618)**	3,797	**437**	4,918
Loss (gain) on sale of fixed assets	**(7)**	(88)	**8**	34
Foreign exchange gain	**-**	(748)	**-**	(739)
Cash from operating activities before working capital	**6,535**	15,862	**14,808**	24,493
Changes in non-cash working capital items				
Accounts receivable	**1,366**	(7,677)	**(24,447)**	(19,339)
Inventories	**9,579**	(8,824)	**48,835**	15,946
Accounts payable and accrued liabilities	**9,851**	6,403	**(11,828)**	18,691
Current income taxes	**(2,560)**	3,098	**(1,526)**	3,102
Other	**(220)**	(677)	**897**	(235)
Change in non-cash working capital	**18,016**	(7,677)	**11,931**	18,165
Cash from operating activities	**24,551**	8,185	**26,739**	42,658
Financing activities				
Decrease in bank borrowing	**(12,259)**	-	**(21,141)**	-
Issue of common shares	**219**	215	**431**	215
Dividends on common shares	**(2,670)**	(1,900)	**(5,337)**	(1,900)
Dividends on preferred shares	**(562)**	(562)	**(1,125)**	(1,125)
Cash used in financing activities	**(15,272)**	(2,247)	**(27,172)**	(2,810)
Investing activities				
Purchase of business	**-**	-	**-**	(4,387)
Purchase of fixed assets	**(6,219)**	(4,099)	**(10,452)**	(5,399)
Proceeds on sale of fixed assets	**124**	1,397	**145**	2,233
Other	**4,083**	(2,582)	**3,544**	(2,330)
Cash used in investing activities	**(2,012)**	(5,284)	**(6,763)**	(9,883)
Increase (decrease) in cash	**7,267**	654	**(7,196)**	29,965
Cash position, beginning of the period	**10,605**	46,462	**25,068**	17,151
Cash position, end of the period	$ **17,872**	$ 47,116	$ **17,872**	$ 47,116
Supplemental information:				
Interest Paid	$ **9,397**	$ 10,197	$ **9,613**	$ 10,122
Income Taxes Paid	$ **1,725**	$ 1,255	$ **5,540**	$ 2,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Economic Cycle

    All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3. Interest Expense

($000)	Quarters Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Interest on long-term debt	**$4,817**	$5,102	**$9,786**	$10,296
Other interest expense (income)	**54**	(163)	**189**	(226)
Total interest	**$4,871**	$4,939	**$9,975**	$10,070

4. Stock-based Compensation

    During the quarter ended June 30, 2003, the Company issued 60,000 stock options (2002 - 70,000) at an exercise price of $5.47 (2002 - $4.80). The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

    Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

($000, except per share data)	Quarters Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Net earnings for the period	**$3,396**	$ 8,909	**$6,810**	$12,238
Basic earnings per share	**$ 0.07**	$ 0.22	**$ 0.15**	$ 0.29
Diluted earnings per share	**$ 0.07**	$ 0.21	**$ 0.15**	$ 0.28

5.   Subsequent Event

On July 3, 2003, the Company successfully completed its offers to purchase all of the outstanding Class A multiple voting shares and Class B subordinate voting shares and all of the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Acier Leroux inc. Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares. Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares. Debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures.

The Company issued 3,546,874 shares and paid $65,631,000 in cash in consideration for the shares and debentures tendered under the offer. The Company has initiated the process to acquire ownership of 100% of the shares of Acier Leroux under the provisions of the *Companies Act* (Quebec) as disclosed in its May 14, 2003 Offering Circular. Acier Leroux is redeeming the remaining debentures effective August 27, 2003.

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the six months ended June 30, 2003 and 2002, the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto contained in the fiscal 2002 annual report of the Company. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

The Management's Discussion and Analysis includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. The Company's definition of gross margins, segment operating profits, EBITA, coverage ratio, and inventory turns are provided in the sections where used.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, segment operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) and gross margins (revenue minus cost of sales) as a percentage of revenues for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2002 Consolidated Financial Statements.

(in thousands of dollars, except percentages)	Quarters Ended June 30,		2003 Change as a % of 2002	Six Months Ended June 30,		2003 Change as a % of 2002
	2003	2002		2003	2002	
Segment Revenues						
Service center distribution	$192,345	$194,098	(0.9%)	$386,558	$372,610	3.7%
Energy sector distribution	71,152	67,516	5.4%	154,941	141,543	9.5%
Steel import/export	72,598	85,046	(14.6%)	160,267	157,122	2.0%
Other	3,661	4,863	(24.7%)	5,011	6,111	(18.0%)
	$339,756	$351,523	(3.3%)	$706,777	$677,386	4.3%
Segment Operating Profits						
Service center distribution	$ 7,448	$ 9,450	(21.2%)	$ 13,520	$ 15,418	(12.3%)
Energy sector distribution	1,486	2,836	(47.6%)	5,653	6,814	(17.0%)
Steel import/export	2,483	6,443	(61.5%)	6,133	10,344	(40.7%)
Other	1,360	2,490	(45.4%)	390	1,720	(77.3%)
Corporate expenses	(2,176)	(2,199)	1.0%	(4,486)	(4,252)	(5.5%)
Earnings from operations	10,601	19,020	(44.3%)	21,210	30,044	(29.4%)
Foreign exchange gain	-	748		348	739	
Interest expense	(4,871)	(4,939)	1.4%	(9,975)	(10,070)	0.9%
Earnings before income taxes	$ 5,730	$ 14,829	(61.4%)	$ 11,583	$ 20,713	(44.1%)
Segment Gross Margins as a % of Revenues						
Service center distribution	26.0%	26.7%		26.0%	26.6%	
Energy sector distribution	9.0%	13.0%		10.5%	13.8%	
Steel import/export	9.2%	15.0%		9.6%	13.4%	
Total	19.3%	21.9%		19.1%	21.2%	
Segment Operating Profits as a % of Revenues						
Service center distribution	3.9%	4.9%		3.5%	4.1%	
Energy sector distribution	2.1%	4.2%		3.6%	4.8%	
Steel import/export	3.4%	7.6%		3.8%	6.6%	
Earnings from operations	3.1%	5.4%		3.0%	4.4%	

Service Center Distribution

a)   Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations.   The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation has been combined with the Russel Metals Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.

b)   Factors affecting results

External –
*   steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
*   demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.
*   product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.
*   trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.

- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.

- many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.

- a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.

- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses. The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.

- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.

c) **Service center segment results – Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002**



Revenues in the second quarter of 2003 decreased 0.9% due to lower volumes east of Alberta compared to the second quarter of 2002 partially offset by higher selling prices. Higher volumes coupled with modest selling price increases were experienced in both Alberta and British Columbia. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region. Selling prices for the second quarter of 2003 were at the level experienced during the second half of 2002 which were significantly higher than the second quarter of 2002 due to mill price increases that



were passed on to customers. Gross margins decreased from 26.7% in the second quarter of 2002 to 26.0% in the second quarter of 2003.

Service center operating profits in the second quarter of 2003 decreased by 21.2% compared to the second quarter of 2002. This decrease is a result of lower gross margins, lower volumes and higher expenses compared to the second quarter of 2002.   Operating expenses in the second quarter of 2003 were $42.6 million, or 0.4% higher than the second quarter of 2002. Operating costs at Canadian operations are down; however, operating costs at Williams Bahcall, with the addition of Williams during September 2002, are approximately $1.2 million higher for the second quarter of 2003 compared to the second quarter of 2002.

Operating profits as a percentage of revenues in the second quarter of 2003 were 3.9% compared to 4.9% in the second quarter of 2002.



d)   Service center segment results – Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

Revenues for the six months ended June 30, 2003 increased 3.7% due to higher selling prices in all regions compared to the six months ended June 30, 2002 partially offset by lower volumes east of Alberta. Volume declines were most significant in Atlantic Canada, Quebec and the flat rolled operation. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region. Selling prices for the six months ended June 30, 2003 were at the level experienced during the second half of 2002 which were significantly higher than the six months ended June 30, 2002 due to mill price increases. Gross margins decreased from 26.6% for the six months ended June 30, 2002 to 26.0% for the six months ended June 30, 2003 due to higher inventory costs.



Service center operating profits in the six months ended June 30, 2003 decreased by 12.3% compared to the six months ended June 30, 2002. This decrease is a result of the volume declines compared to the six months ended June 30, 2002. Operating expenses for the six months ended June 30, 2003 of $87.0 million, were 4.0% lower than the six months ended June 30, 2002. Operating costs at Williams Bahcall, with the addition of Williams during September 2002, are approximately $3.1 million higher for the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Employee termination costs and costs of relocating equipment have been charged to the restructuring accrual recorded in the fourth quarter of 2002.

Operating profits as a percentage of revenues in the six months ended June 30, 2003 were 3.5% compared to 4.1% in the six months ended June 30, 2002.

Energy Sector Distribution

a)   Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)   Factors affecting results

External –
- affected by economic cycles.
- significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.
- trade sanctions initiated either by steel mills or the public sector in North America.



Internal –
- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.







c) **Energy sector distribution results – Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002**

Energy sector revenues increased 5.4% in the second quarter of 2003 compared to the second quarter of 2002. Higher oil and gas prices for the second quarter of 2003 compared to the second quarter of 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada. Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector, had decreased revenue of 10.9% in the second quarter of 2003 compared to the second quarter of 2002. Comco had increased revenues from large projects during 2002.

Energy sector operating profits decreased by 47.6% in the second quarter of 2003, compared to the second quarter of 2002. The decrease is related to lower volumes and profitability in our Canadian line pipe operations and weakness in the U.S. operations.

d) **Energy sector distribution results – Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002**

Energy sector revenues increased 9.5% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Higher oil and gas prices for the six months ended June 30, 2003 compared to the six months ended June 30, 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada. The activity in this area was not as strong as we would anticipate based on the oil and gas prices.

Energy sector operating profits decreased by 17.0% in the six months ended June 30, 2003, compared to the six months ended June 30, 2002. The decrease is mainly related to weakness in the U.S. operations.

Steel Import/Export

a) **Description of operations**

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

b)   Factors affecting results

External –

- trade sanctions initiated either by steel mills or the public sectors in North America.
- mill capacity by product line in North America.
- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability both domestically and worldwide.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.



Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.

c)   Steel import/export results – Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002



Steel import/export revenues decreased 14.6% in the second quarter of 2003 compared to the second quarter of 2002. Selling prices in the second quarter of 2003 have decreased compared to the high selling prices experienced in 2002. Weak demand, excess U.S. mill supply of certain products resulting in lower selling prices and the lower U.S. dollar against other currencies contributed to the reduced revenue and gross margin in the second quarter of 2003 compared to the second quarter of 2002. Gross margins as a percent of revenue at 9.2% for the second quarter of 2003 returned to more normal levels than those reported for the second quarter of 2002. The high margins experienced in the second quarter of 2002 related to U.S. trade action induced mill price increases on flat rolled steel, which resulted in higher selling prices and margins due to lower priced inventories on hand.



Steel Import/Export Revenues
Six Months Ended June 30
$ millions

Steel import/export operating profits decreased by 61.5% in the second quarter of 2003 compared to the second quarter of 2002. The return to more normal margins was the most significant contributor to this decrease. The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 7.6% for the second quarter of 2002 to 3.4% for the second quarter of 2003.

d)   Steel import/export results – Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

Steel import/export revenues increased 2.0% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Volumes in the six months ended June 30, 2003 were higher than the six months ended June 30, 2002 due to low volumes in the first quarter of 2002 caused by uncertainty about dumping actions. The gross margins as a percent of revenue at 9.6% for the six months ended June 30, 2003 returned to more normal levels than those reported for the six months ended June 30, 2002. The high margins experienced in the six months ended June 30, 2002 related to mill price increases on flat rolled steel, which resulted in higher selling prices for inventories on hand.



Steel Import/Export Operating Profits
Six Months Ended June 30
$ millions

As anticipated, the import/export operations have reduced their inventories by $43.5 million since December 31, 2002.

Steel import/export operating profits decreased by 40.7% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002. The return to more normal margins was the most significant contributor to this decrease. The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 6.6% for the six months ended June 30, 2002 to 3.8% for the six months ended June 30, 2003.

Other – Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay. Revenue in the second quarter of 2003 was lower than the second quarter of 2002 due to decreased coal volumes.

Consolidated Results – Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002

Earnings from operations were $10.6 million in the second quarter of 2003, compared to $19.0 million for the second quarter of 2002. Operating profit declines in all segments were experienced due to lower volumes and gross margin declines as a result of general economic weakness in North America. Consolidated revenues for the entire Company decreased by 3.3%, to $339.8 million, in the second quarter of 2003 compared to the second quarter of 2002.

Consolidated interest expense in the second quarter of 2003 was virtually unchanged compared to the second quarter of 2002. This is due to higher short-term debt outstanding offset by lower exchange rates on U.S. denominated long-term debt in the second quarter of 2003 compared to the second quarter of 2002. The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the second quarter of 2003 were $2.2 million compared to $5.7 million in the second quarter of 2002 due to lower earnings.

Net income for the second quarter of 2003 was $3.6 million compared to $9.1 million for the second quarter of 2002.

Basic earnings per share for the second quarter of 2003 was $0.08 compared to $0.22 in 2002.



Consolidated Results – Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

Earnings from operations were $21.2 million in the six months ended June 30, 2003, compared to $30.0 million for the six months ended June 30, 2002. Operating profits declined in all segments mainly related to gross margin declines. Consolidated revenues for the entire Company increased by 4.3%, to $706.8 million, in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.



Consolidated interest expense in the six months ended June 30, 2003 was virtually unchanged compared to the six months ended June 30, 2002. This is due to higher short-term debt outstanding offset by lower exchange rates on U.S. denominated long-term debt in the six months ended June 30, 2003 compared to the six months ended June 30, 2002. The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the six months ended June 30, 2003 were $4.4 million compared to $8.1 million in the six months ended June 30, 2002 due to lower earnings. The tax rate declined from 39.1% to 38.2% related primarily to a lower effective tax rate caused by previously enacted Canadian tax rate decreases.

Net income for the six months ended June 30, 2003 was $7.2 million compared to $12.6 million for the six months ended June 30, 2002.

Basic earnings per share for the six months ended June 30, 2003 was $0.16 and for six months ended June 30, 2002 was $0.30.

Interest Expense

The following table shows the components of interest expense.



(in thousands of dollars)	Quarters Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Interest on long-term debt	**$4,817**	$5,102	**$9,786**	$10,296
Other interest (income)	**54**	(163)	**189**	(226)
Total interest	**$4,871**	$4,939	**$9,975**	$10,070

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest.

Coverage Ratio

Russel Metals' interest coverage ratio for 2003 continued to be strong. The Company's ability to meet interest payments for the next two years remains strong. The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss).



Coverage Ratio *(in thousands of dollars, except ratios)*	Quarters Ended June 30,		Twelve Months Ended June 30,	
	2003	2002	**2003**	2002
EBITDA, as adjusted	**$14,186**	$22,819	**$76,306**	$68,732
Interest expense	**4,871**	4,939	**20,229**	20,427
Coverage ratio	**2.9x**	4.6x	**3.8x**	3.4x

EBITDA and coverage ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover financial charges, income taxes and items not considered to be in the ordinary course of business.

Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation. If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002 and 2003 the amount expensed would have been $91,000 for the second quarter of 2003 and $175,000 for the six months ended June 30, 2003, which both represent less than $0.01 per share. The Company intends to change its policy to the fair value-based accounting method; however, since the change would not be material, the Company is waiting for the proposed new Canadian pronouncements to be finalized.

Capital Expenditures

Capital expenditures in the six months ended June 30, 2003 were $10.5 million compared to $5.4 million in the six months ended June 30, 2002. Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. During the six months ended June 30, 2003, the Company expended $5.6 million on the relocation of B&T Steel mainly related to deposits on new machinery and equipment, construction of the building and the land. The total expenditure is projected to be $29 million.

Depreciation expense was $6.6 million in the six months ended June 30, 2003 and $7.1 million in the six months ended June 30, 2002.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. As anticipated, since year end the Company reduced the temporary year end inventory bulge significantly. It is anticipated that the economy will improve slightly in the second half of 2003 and working capital employed by Russel Metals will increase. The amount of cash used during 2003 by Russel Metals' current operations will be dependent on the strength of the economic recovery. See the description under the caption Subsequent Event, for details on cash used for the acquisition of Acier Leroux in July 2003.

Inventory and accounts receivable represent 75.8% of total assets at June 30, 2003, approximately the same as year end. If the economic activity in the economy increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues. Fixed assets utilized in the operations of the Company are very stable and, excluding the B&T Steel relocation, capital spending is expected to be lower than depreciation.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

The Company's cash position, at June 30, 2003 was $17.9 million. The Company had a net cash position, cash less bank indebtedness, of $3.9 million at December 31, 2002.

During the quarter ended June 30, 2003, cash generated from operating profits was $6.5 million and from changes in working capital was $18.0 million. For the six months ended June 30, 2003, cash generated from operating profits was $14.8 million and from changes in working capital was $11.9 million.

Inventory levels improved and the reduction generated cash of $48.8 million since December 31, 2002, mainly due to lower import/export and energy inventories. Inventory turns for the second quarter of 2003 remained consistent with the first quarter of 2003 as inventory levels were reduced with revenue reductions.

Inventory Turns

	Quarters Ended,				
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2003	2003	2002	2002	2002
Service center distribution	4.5	4.4	4.2	4.2	4.8
Energy sector distribution	3.9	4.2	3.4	3.9	3.3
Steel import/export	4.0	4.2	2.7	4.6	5.5
Total	4.2	4.3	3.5	4.2	4.5

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns improved to 4.5. This can be compared with the service center industry turns estimated to be 3.6 for the three months ended May 31, 2003 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute. It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which decreased compared to December 31, 2002, utilizing cash of $11.9 million. Payables decreased mainly due to lower trade payables in the import/export operations caused by lower inventory purchases. At December 31, 2002, the Company had high trade payables related to inventory in this sector. During the second quarter of 2003, accounts payable increased generating cash of $9.9 million. Inventory reductions have stabilized and thus purchases have returned to normal levels.

During the second quarter of 2003, the Company utilized cash of $6.2 million on capital expenditures and $3.2 million on common and preferred share dividends. During the six months ended June 30, 2003, the Company utilized cash of $10.5 million on capital expenditures and $6.5 million on common and preferred share dividends.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses. In 2003, the Company is required to make payments related to 2002 as well as installments for 2003. The Company made income tax payments of $5.5 million in the first six months of 2003. Payments for the remainder of the year are estimated to be $1.6 million; however, this amount may vary based on earnings.

The Company will be relocating its B&T Steel operation in Hamilton, Ontario during the fourth quarter of 2003. The Company anticipates spending $29 million for land, building, machinery and equipment for the new location. These commitments resulted in payments of $3.8 million in the second quarter of 2003 and $5.8 million for the six months ended June 30, 2003.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.



Net Interest Bearing Debt
At June 30
$ millions

Bank Credit Facilities

($ millions)	Syndicate	U.S.	Total
Bank loans	$ -	$ 0.4	$ 0.4
On deposit	15.5	2.7	18.2
Net borrowings (cash)	(15.5)	(2.3)	(17.8)
Letters of credit	13.0	2.8	15.8
	$ (2.5)	$ 0.5	$ (2.0)
Facility availability	$228.4	$ 47.4	$275.8

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at June 30, 2003 is US $115.6 million, unchanged from December 31, 2002. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At June 30, 2003, the long-term debt balance is $186.7 million.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At June 30, 2003, Russel Metals was entitled to borrow $228.4 million, including letters of credit under this facility. At June 30, 2003, Russel Metals had no borrowings and had $13.0 million in letters of credit under this facility. At June 30, 2002, Russel Metals had no borrowings and $21.4 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At June 30, 2003, these subsidiaries had borrowings of US $0.3 million and letters of credit of US $2.1

million. At June 30, 2002, these subsidiaries had no borrowings and letters of credit of US $8.6 million.

Based on Russel Metals' current financial position, anticipated expenditures relating to the acquisition of Acier Leroux, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. During the second quarter of 2003, the Company paid a common share dividend of $0.07 per share resulting in a payment of $2.7 million in the quarter. At June 30, 2003, the Company had $8.5 million available for restricted payments such as the common share dividend. The acquisition of Acier Leroux in July 2003 described under the caption Subsequent Event resulted in the issuance of 3,546,874 common shares of Russel Metals, which adds $18.1 million to the amount available for restricted payments.

A quarterly dividend on common shares of $0.07 per share was declared in the third quarter. The dividend is payable September 15, 2003 and the date of record is August 6, 2003.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses. In addition to adjustments due to net income, the ability to make restricted payments is enhanced by the proceeds on the issuance of share capital.

As at July 24, 2003, the Company has 41,723,975 common shares and 1,200,000 class II preferred shares outstanding which reflects the common shares issued pursuant to the Acier Leroux transaction.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry – steel. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations. On July 3, 2003, the Company successfully completed the Acier Leroux acquisition. The Company believes it required stronger market positions in Quebec and Ontario and believes the Acier Leroux acquisition provides the market presence desired in Quebec.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful. The Company will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Subsequent Event

On May 14, 2003, the Company made a take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Acier Leroux inc. for consideration of $6.30 per share, payable at the option of the holder in one of three ways. Each holder of an Acier Leroux share had the option of receiving, for each Acier Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel Metals common share or (iii) 1.2353 Russel Metals common shares, subject to pro-ration if the number of common shares of Russel Metals otherwise issuable would exceed 3,612,672. In addition, the bid was for all of the 8% unsecured convertible debentures and the 7.25% unsecured convertible debentures.

On July 3, 2003, the Company acquired 99.52% of the outstanding Class A shares, 97.53% of the outstanding Class B shares, 86.61% of the outstanding 8% unsecured convertible debentures and 87.2% of the outstanding 7.25% unsecured convertible debentures. The Company issued 3,546,874 common shares of Russel Metals and paid $65.6 million in cash pursuant to the offers. The Company has initiated the process to acquire 100% ownership of Acier Leroux under the provisions of the *Companies Act* (Quebec) and to cause Acier Leroux to redeem the remaining debentures.

Acier Leroux specializes in the processing and distribution of steel products including reinforcing steel, steel bars, angles, channels, beams, tubing, pipes, plates and hot rolled sheets from 22 service center locations mainly in Ontario, Quebec, New Brunswick and Nova Scotia.

The total consideration to be paid for 100% of the Class A shares, the Class B shares, the 8% unsecured convertible debentures and the 7.25% unsecured convertible debentures of Acier Leroux is approximately $87 million, including the value of the common shares of Russel Metals issued.

In addition, Russel Metals assumed the Acier Leroux bank debt of approximately $109 million.

Outlook

Currently, business conditions in Canada and the United States are at best, uncertain. We look forward to improvement in the energy sector but both our service center and import/export sectors are experiencing weak demand. With the increased capacity of steel mill products available in the United States, pricing has tumbled dramatically and unless supply becomes balanced with demand, there is no apparent recovery in sight.

Furthermore, with the strengthening of the Canadian dollar, our Canadian customers could become less competitive in that portion of their business that ships finished products to the U.S. This could put pressure on the Canadian economy and directly impacts us.

The task of integrating the Russel Metals and Acier Leroux operations is currently underway and it is anticipated that the rationalization will be substantially completed by early 2004.

RUSSEL METALS INC. DIRECTORY

HEAD OFFICE

1900 Minnesota Court, Ste 210
Mississauga, Ontario, Canada
L5N 3C9
Tel: (905) 819-7777 Fax: (905) 819-7409
E-mail: info@russelmetals.com
Internet: www.russelmetals.com

OFFICERS
ANTHONY F. GRIFFITHS
Chairman of the Board
Toronto

EDWARD M. SIEGEL, JR.
President and Chief Executive Officer
Mississauga

BRIAN R. HEDGES
Executive Vice President and
Chief Financial Officer
Mississauga

MARION E. BRITTON
Vice President, Controller and
Assistant Secretary
Mississauga

ELAINE G. HILLIS
Assistant Secretary
Mississauga

WILLIAM M. O'REILLY
Secretary
Davies Ward Phillips & Vineberg, LLP
Toronto

METAL OPERATIONS
SERVICE CENTERS
Operating under the name
RUSSEL METALS, unless otherwise
noted below

CANADA
BRITISH COLUMBIA
Operating under the name
A. J. Forsyth throughout B.C.

Delta (Vancouver)
830 Carlisle Road, V3M 5P4
Tel: (604) 525-0544

Campbell River
2710 Vigar Road, V9W 6A3
Tel: (250) 287-8841

Fort St. John
Mile 49-1/2 Alaska Highway, V1J 4M6
Tel: (250) 785-5641

Kelowna
668 Willow Park Road, V1X 5C4
Tel: (250) 765-3123

Kitimat
815 Enterprise Avenue, V8C 2P1
Tel: (250) 632-4702

Nanaimo
2555 McCullough Road, V9S 4M9
Tel: (250) 758-2454

1125B Farquhar Street, V9R 2G2
Tel: (250) 753-1555

Prince George
1154 Pacific Street, V2N 5S3
Tel: (250) 563-1274

990 Industrial Way, V2N 5S1
(Specializing in flat rolled)
Tel: (250) 563-1274

ALBERTA
Calgary
5724 – 40th Street S.E., T2C 2A1
Tel: (403) 279-6600

Edmonton
7016 – 99th Street, T6E 4T2
Tel: (780) 439-2051

Russel Drilling & Industrial Supply
3751 – 69th Avenue, T6B 3G4
Tel: (780) 440-0779

Grande Prairie
11035 – 89th Avenue, T8V 5B9
Tel: (780) 539-3193

Red Deer
6724 Golden West Ave., T4P 1A8
Tel: (403) 346-2096

SASKATCHEWAN
Regina
445 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-6411

Russel Drilling & Industrial Supply
475 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-9355

Saskatoon
922 – 51st Street East, S7K 5C7
Tel: (306) 931-3338

MANITOBA
Winnipeg
Drummond McCall
1359 St. James St., R3H 0K9
Tel: (204) 772-0321

Russel Metals
1510 Clarence Avenue, R3T 1T6
Tel: (204) 475-8584

ONTARIO
Mississauga (Toronto)
1900 Minnesota Court,
Ste. 210, L5N 3C9
(Ontario General Line Sales)
Tel: (905) 819-7777

Burlington
3455 N. Service Road, L7N 3G2
Tel: (905) 819-7777

Milspec Industries
5036 South Service Road, L7L 5Y7
(Specializing in strapping)
Tel: (905) 333-0646

Cambridge
Vantage Laser Cutting
1600 Industrial Road., Unit 10, N3H 4W5
Tel: (519) 653-1588

Hamilton
175 Shaw Street, L8N 3S2
(Specializing in non-ferrous sales)
Tel: (905) 522-5930
(Specializing in chain)
Tel: (905) 522-1130

B&T Steel
400 Gage Ave. North, L8L 7B2
(Specializing in flat rolled)
Tel: (905) 544-6866

Kingston
191 Dalton Avenue, K7K 6C2
Tel: (613) 546-1281

London
685 Hale Street, N5W 1J1
Tel: (519) 451-1140

Milton
York Steel
8725 Holgate Crescent, L9T 2X7
(Specializing in structurals)
Tel: (905) 875-1447

Ottawa
3101 Hawthorne Road, K1G 3V8
Tel: (613) 247-7700

Stoney Creek
McCabe Steel
687 Arvin Ave., L8E 5R2
Tel: (905) 643-8284

Thunder Bay
Drummond McCall
620 Norah Crescent, P7C 5V8
Tel: (807) 622-8898

Windsor
3702 Walker Road, N8W 3S8
Tel: (519) 250-3788

QUEBEC
Lachine
Métaux Russel
5205 Fairway Street, H8T 1C1
Tel: (514) 631-4861
Métaux Russel Express
Tel: (514) 633-6000

Arvida
Métaux Russel
2420 Bauman St., G7S 4S4
Tel: (418) 548-3103

NEW BRUNSWICK
Edmundston
25 Rue Richards Street, E3V 4H4
Tel: (506) 739-9561

Moncton
1133 St. George Blvd., Ste. 310, E1E 4E1
Tel: (506) 859-4485

Saint John
37 McIlveen Drive
McAllister Industrial Park, E2L 4B3
Tel: (506) 635-0005

NOVA SCOTIA
Halifax
28 Lakeside Park Drive, B3T 1A3
Tel: (902) 876-7861

NEWFOUNDLAND
Mount Pearl
Donovans Industrial Estates, A1N 5B7
Tel: (709) 364-3300

UNITED STATES
Russel Metals Williams Bahcall

Appleton, Wisconsin
975 N. Meade Street, 54912
Green Bay, Wisconsin
895 Hinkle Street, 54303
Toll Free: 1-800-875-7624

Milwaukee, Wisconsin
999 W. Armour Avenue, 53221
Tel: (414) 481-7100

Baldwin International
Solon, Ohio
30403 Bruce Industrial Pkwy, 44139
Tel: (440) 248-9500

ENERGY

CANADA
Comco Pipe and Supply Company
Edmonton, Alberta
5910 – 17th Street, T6P 1S5
Tel: (780) 440-2000

Calgary, Alberta
9307 – 48th Street S.E., T2C 2R1
Tel: (403) 203-0766

Stonewall, Manitoba
116 – 4th Street East, R0C 2Z0
Tel: (204) 467-8797

Guelph, Ontario
Kerr Industrial Park, N1H 6H9
Tel: (519) 763-1114

Sarnia, Ontario
1018 Gladwish Drive North., N7T 7H3
Tel: (519) 332-6666

Dollard des Ormeaux, Quebec
65 Brunswick Ave., Ste. 106, J6W 5H9
Tel: (514) 421-2455

Fedmet Tubulars
Calgary, Alberta
700 – 9th Avenue South West
Ste. 2200, T2P 3V4
Tel: (403) 237-0955

Triumph Tubular & Supply
Calgary, Alberta
441 – 5th Avenue South West
Ste. 875, T2P 2V1
Tel: (403) 262-3777

UNITED STATES
Pioneer Pipe
Denver, Colarado
1660 Lincoln Street, Ste. 2300, 80264
Tel: (303) 289-3201

Lindon, Utah (Provo)
1610 West 200 South, 84042
Tel: (801) 224-8739

Houston, Texas
2203 Timberloch Place, Ste. 125-1
The Woodlands, 77380
Tel: (281) 292-2875

Spartan Steel Products
Evergreen, Colorado
2942 Evergreen Pkwy, Ste. 207, 80439
Tel: (303) 670-9048

IMPORT/EXPORT

CANADA
Wirth Steel
Montreal, Quebec
1 Westmount Square, Ste. 200, H3Z 2P9
Tel: (514) 939-5555

Burnaby, British Columbia
4603 Kingsway, Ste. 308, V5H 4M4
Tel: (604) 436-1741

UNITED STATES
Sunbelt Group
Houston, Texas
1990 Post Oak Blvd., Ste. 950,
77056-3817
Tel: (713) 840-0550

Continental Wood Trading
Houston, Texas
1990 Post Oak Blvd., Ste. 950,
77056-3817
Tel: (713) 629-1701

Arrow Steel Processors
Houston, Texas
8710 Clinton Drive, 77530
Tel: (713) 673-0666

Sunbelt Trading (Kansas)
Overland Park, Kansas
7300 W. 110th Street, Ste. 660, 66210
Tel: (913) 491-6660

OTHER

Thunder Bay Terminals Ltd.
Station F, McKellar Island
Thunder Bay, Ontario, P7C 5J7, Canada
Tel: (807) 625-7800

Shareholder Information
Stock Symbols:
The Toronto Stock Exchange –
RUS; RUS.PR.C

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Stn.
Toronto, Ontario, Canada M5G 2W9
Answer line: Toronto (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.ca
Internet: www.cibcmellon.ca